UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-4887

A.	Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING

AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Report of Independent

Registered Public Accounting Firm

Participants and Administrative Committee of

UMB Profit Sharing and 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

Overland Park, Kansas

June 29, 2010

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets
Investments, At Fair Value:
Share of net assets of UMB Retirement Master Trust	$149,901,662	$117,287,001

Receivables:
Employer contributions	$4,696,172	6,464,568
Employee contributions	60	354

Total Receivables	4,696,232	6,464,922

Total Assets	$154,597,894	$123,751,923

Liabilities
Excess contribution payable	$225,355	$93,964

Net Assets Available for Benefits	$154,372,539	$123,657,959

See the accompanying notes to financial statements.	Page 2

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For The Years Ended December 31,
	2009	2008
Additions To Net Assets Attributed To:
Contributions
Employer contributions	$4,696,172	$6,464,568
Employee contributions	10,096,102	9,892,882
Rollover contributions	1,124,324	3,181,968

Total Contributions	15,916,598	19,539,418

Deductions From Net Assets Attributed To:
Benefits paid directly to participants	9,528,236	10,873,637
Administrative fees	24,800	21,710

Total Deductions	$9,553,036	$10,895,347

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$21,949,448	$(47,509,438)
Interest and dividends	2,362,841	5,087,387

Net Investment Income (Loss)	24,312,289	(42,422,051)

Net Increase (Decrease)	30,675,851	(33,777,980)

Transfers From The ESOP Of UMB	38,729	331,370

Net Assets Available For Benefits - Beginning Of Year	123,657,959	157,104,569

Net Assets Available For Benefits - End Of Year	$154,372,539	$123,657,959

See the accompanying notes to financial statements.	Page 3

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 And 2008

1.	Description Of The Plan

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of UMB Financial Corporation and affiliates (collectively, the Company or UMB) and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

Eligibility And Participation

The Plan provides that employees with one year of service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions and receive the Company matching contribution upon reaching the first of the month following one month of employment. Employees are eligible to receive the Company profit sharing contribution on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year after satisfying eligibility requirements. With limited exceptions, participants must be actively employed on the last day of the Plan year to share in the Company matching contributions and any profit-sharing contributions.

Contributions

Each year, participants may contribute up to 50 percent of their annual compensation as defined in the Plan. In addition, all employees who are eligible to make elective deferral contributions under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2008 the Plan was amended to state that all employees of UMB Financial Corporation and affiliates (collectively, the Company or UMB) hired on or after January 1, 2008 who are otherwise eligible for the Plan, will be subject to an “automatic election,” under which the Company will withhold 3 percent of compensation from the new employee’s paycheck each payroll period. That amount will be contributed to the Plan as a salary deferral, unless these employees complete a salary deferral agreement electing a different percentage. The automatic election will be withheld from the employee’s first paycheck which is 30 days or more after the date an employee becomes eligible for the Plan. The automatic salary deferral will be invested in the Dodge & Cox Balanced Fund unless otherwise directed by the employee. The employee may modify the automatic election at any time to elect an alternative deferral amount or elect not to defer into the Plan.

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The Company will determine each year the amount, if any, that will be contributed to the Plan. The Plan allows for matching contributions and profit sharing contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching contributions amounted to $3,209,672 and $3,027,254 in 2009 and 2008, respectively. Profit sharing contributions amounted to $2,973,000 and $3,437,314 in 2009 and 2008, respectively. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the ESOP), at the discretion of the Board of Directors of the Company. In 2009, 50 percent of the profit sharing contribution of $2,973,000 was allocated to the ESOP. No portion of the profit sharing contribution was allocated to the ESOP in 2008.

Employee contributions for 2009 are net of payments of $225,355 made in March 2010 to certain active participants to return excess deferral contributions. These payments are required to satisfy the relevant nondiscrimination provisions of the Plan, and they are included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2009.

Employee contributions for 2008 were net of payments of $93,964 made in March 2009 to certain active participants to return excess deferral contributions. These payments were required to satisfy the relevant nondiscrimination provisions of the Plan, and they were included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2008.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (1) the Company’s contributions, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, participant deferrals or account balances, as defined and subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are Marshall & Ilsley Bank’s 15-year mortgage rate. Interest rates for all other loans are the greater of Marshall & Ilsley Bank’s prime rate or Marshall & Ilsley Bank’s five-year CD rate plus 2 percent. Principal and interest is paid ratably through payroll deductions. The loans bear interest ranging from 3.64 percent to 10.5 percent, with maturity dates through July 2029.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to hardship withdrawal provisions.

Vesting And Forfeitures

Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. For Company profit sharing contributions made prior to January 1, 2007 participants are vested in the Company profit sharing contribution after five years of service. For profit sharing contributions made on or after January 1, 2007 for participants with an hour of service on or after January 1, 2007, participants are 50 percent vested after two years of service and 100 percent vested after three years of service.

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

A participant satisfying the requirements of the 2003 Severance Plan established for employees terminated as a result of the transfer of the employee benefit accounts to Marshall & Ilsley Corporation or separating from service under the 2000-2001 UMB Special Retirement Incentive Program shall be 100 percent vested.

Forfeited nonvested accounts are reallocated to participant accounts as a discretionary profit sharing contribution at the end of the Plan year in which the forfeiture occurs.

Benefits

Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1/2. Qualified participants are able to transfer a portion of their account balances from the ESOP to the Plan. The Plan also provides that when a participant terminates their employment and the participant’s interest in the Plan, excluding amounts attributable to any rollovers the participant made into the Plan, does not exceed $5,000, a lump sum distribution will be made to the participant, if the participant does not make a distribution election. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $5,000, the participant’s balance will be rolled over to a Marshall & Ilsley money market IRA.

2.	Summary Of Significant Accounting Policies

Basis Of Accounting And Use Of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.

Payment Of Benefits

Benefit payments to participants are recorded when paid.

Valuation Of Investments

The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Recognition Of Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Costs And Expenses

All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are paid by the Plan. All other expenses are paid by the Company.

3.	Investments

The Plan’s investments available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Share Of Net Assets Of UMB Retirement Master Trust	$149,901,662	$117,287,001

4.	UMB Retirement Master Trust

The assets of the Plan and the ESOP are combined into the UMB Retirement Master Trust (the Master Trust), a master trust established by the Company and administered by Marshall & llsley Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets with the assets of the ESOP for investment and administrative purposes. At December 31, 2009 and 2008, the Plan’s assets relate to its share of the allocated net assets of the Master Trust which are stated at fair value. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 68 percent and 56 percent, respectively.

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The investments of the Master Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Investments, at fair value:
Mutual funds	$125,962,330	$92,270,920
UMB Company stock fund	76,811,200	98,953,541
Money market fund	11,099,923	12,577,310
Participant loans	5,113,823	4,449,815

Total Investments	218,987,276	208,251,586

Receivables	329,607	353,545

Net Assets	$219,316,883	$208,605,131

Investment income of the Master Trust includes net appreciation in the fair value of investments and dividend and interest income. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

The Master Trust’s investment income (loss) for the years ended December 31, 2009 and 2008 was as follows:

	2009	2008
Dividend and interest income	$3,635,628	$6,327,699

Net appreciation (depreciation) in fair value of investments:
Mutual funds	27,016,219	(50,429,920)
UMB Company Stock Fund	(23,082,452)	23,914,389

Net appreciation (depreciation) in fair value of investments	3,933,767	(26,515,531)

Investment income (loss) of Master Trust	$7,569,395	$(20,187,832)

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Fair Value Measurements

The Plan utilizes an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds and Money Market Funds

Valued at the closing price reported on the active market on which the individual securities are traded.

UMB Company Stock Fund

Valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is determined by dividing the net asset of the UMB Company Stock Fund by the number of units outstanding on the day of valuation. The UMB Company Stock Fund is comprised of assets that are treaded on active market and cash and cash equivalents.

Participant Loans

Valued at amortized cost, which approximates fair value.

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009. During 2009, the Plan adopted new accounting standards that expanded disclosures for investments and required that the major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

	Level 1	Level 2	Level 3	Total
Mutual funds
Small Cap Equity	$12,335,878	$—	$—	$12,335,878
Mid Cap Equity	5,566,512	—	—	5,566,512
Large Cap Equity	19,745,544	—	—	19,745,544
International Equity	30,873,422	—	—	30,873,422
Balanced funds	13,642,054	—	—	13,642,054
Stock funds	16,445,783	—	—	16,445,783
Fixed income	18,314,604	—	—	18,314,604
Other funds	9,038,533	—	—	9,038,533
Money market fund	11,099,923	—	—	11,099,923
UMB Company stock fund	—	76,811,200	—	76,811,200
Participant loans	—	—	5,113,823	5,113,823

Total assets at fair value	$137,062,253	$76,811,200	$5,113,823	$218,987,276

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$92,270,920	$—	$—	$92,270,920
Money market fund	12,577,310	—	—	12,577,310
UMB Company stock fund	—	98,953,541	—	98,953,541
Participant loans	—	—	4,449,815	4,449,815

Total assets at fair value	$104,848,230	$98,953,541	$4,449,815	$208,251,586

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

	Participant Loans
	2009	2008
Balance, beginning of year	$4,449,815	4,268,100

Purchases, sales, issuances and settlements (net)	664,008	181,715

Balance, end of year	$5,113,823	4,449,815

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

5.	Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the Plan Sponsor), has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

6.	Tax Status

The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated January 31, 2004, stating that the prototype plan complied with the applicable sections of the IRC. The nonstandardized prototype plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

At December 31, 2009 and 2008, included in the Plan’s share of net assets of the UMB Retirement Master Trust, via the UMB Company Stock Fund, are 196,200 and 161,986 shares, respectively, of UMB’s common stock at a fair value of $7,720,517 and $7,960,057, respectively. This investment represents 5 percent or more of the Master Trust’s net assets available for benefits. All of the above transactions are exempt party-in-interest transactions under ERISA.

8.	Transfers From The ESOP Of UMB

The ESOP allows participants to diversify their investment in Company stock by transferring a portion of their investment in Company stock from the ESOP into other investment options offered by the Plan.

Report Of Independent Registered Public Accounting Firm

On Supplementary Information

Our audit, as of and for the year ended December 31, 2009, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

Overland Park, Kansas

June 29, 2010

UMB PROFIT-SHARING AND 401(k) SAVINGS PLAN

EIN:  43-0903811    PLAN NO.: 001

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2009

Total That
Participant	Constitutes
Contributions	Nonexempt
Transferred	Prohibited
Late To Plan	Transactions

$269	$269

The above information is required for disclosure for Form 5500, Schedule H. Part IV, line 4a.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 29, 2010	/s/ Lawrence G. Smith
Lawrence G. Smith Executive Vice President & Chief Human Resources Officer

Page 14